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Exhibit (a)(2)

MARINA C. TSATALIS, State Bar No. 178897
TROY A. VALDEZ, State Bar No. 191478
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
Telephone:    (650) 493-9300
Facsimile:    (650) 565-5100

JAMES A. DiBOISE, State Bar No. 083296
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
One Market, Spear Tower Suite 3300
San Francisco, CA 94105
Telephone:    (415) 947-2000
Facsimile:    (415) 947-2099

Attorneys for Plaintiff
DIGITAL IMPACT, INC.

SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SANTA CLARA

DIGITAL IMPACT, INC.,	)	Case No. 105CV036502
)
Plaintiff,	)	COMPLAINT FOR DAMAGES
	)	AND INJUNCTIVE RELIEF FOR:
v.	)
	)	1. BREACH OF CONTRACT
MARYANN SULLIVAN, YESMAIL, INC.,	)	2. TRADE SECRET MISAPPROPRIATION
and DOES 1-10, inclusive,	)	3. TORTIOUS INTERFERENCE WITH
Defendants.	)	PROSPECTIVE ECONOMIC ADVANTAGE
	)	4. UNFAIR COMPETITION
)
	)	JURY TRIAL DEMANDED

PARTIES AND JURISDICTION

        Plaintiff Digital Impact, Inc. ("Digital Impact" or the "Company") alleges as follows:

        1.     Digital Impact is, and at all times mentioned herein was, a Delaware corporation, licensed to do business and doing business in the State of California, with its principal place of business in San Mateo County, California.

        2.     Digital Impact is informed and believes, and thereon alleges, that Defendant MaryAnn Sullivan ("Sullivan") is, and at all times mentioned herein was, an individual residing in Santa Clara County, California.

        3.     Digital Impact is informed and believes that Defendant Yesmail, Inc. ("Yesmail") is, and at all times mentioned herein was, a Delaware corporation, licensed to do business and doing business in the State of California, with its principal place of business in San Mateo County, California.

        4.     Digital Impact is unaware of the true names and capacities of the defendants sued as DOES 1-10, inclusive, and sues them pursuant to California Code of Civil Procedure Section 474. When Digital Impact ascertains their true names and capacities, it will amend this Complaint accordingly.

Each fictitiously named defendant is responsible in some manner for the occurrences, acts and wrongs alleged in this Complaint.

        5.     Digital Impact is informed and believes, and thereon alleges, that at all times herein mentioned, each of the defendants was an agent, servant, employee, co-conspirator and/or joint venturer of each of the remaining defendants, and was at all times acting within the course and scope of said agency, service, employment, conspiracy and/or joint venture and, therefore, each and every defendant is responsible for the conduct of each other defendant with respect to the conduct and liability alleged in this Complaint.

GENERAL ALLEGATIONS

        6.     Digital Impact is engaged in the business of online direct marketing for corporations. Digital Impact combines agency services with campaign execution on a proprietary technology platform to deliver marketing results for its clients. The Company's proprietary IMPACT(TM) platform combines campaign management with advanced analytics to assist account and client teams in designing, sending and analyzing direct marketing communications. The Company creates and executes campaigns across multiple media channels, including personalized e-mail, targeted websites, banner and other web advertisements, search engines, and direct mail (print).

        7.     Sullivan was employed with Digital Impact as an Account Manager from November 2003 to February 22, 2004. From December 2004 to February, 22, 2005, Sullivan was assigned to the Hewlett-Packard ("HP") account.

        8.     As Account Manager of the HP account, Sullivan was responsible for management of marketing campaigns and development of strategic advice for this client on behalf of Digital Impact. In order to perform her functions for the HP account, Digital Impact entrusted Sullivan with access to a large amount of confidential and proprietary information regarding Digital Impact's strategies, proposals, budgets, marketing plans, technology, and other confidential and proprietary information relating to the HP account.

        9.     On October 26, 2003, prior to starting her employment with Digital Impact, Sullivan signed an Employee Proprietary Information and Inventions Agreement ("the Proprietary Information Agreement"). In the Proprietary Information Agreement, Sullivan agreed, among other things, that: "At all times during my employment and thereafter, I will hold in strictest confidence and will not disclose, use, lecture upon or publish any of the Company's Proprietary Information." ¶1.1. "Proprietary Information" is defined to include "trade secrets, inventions, mask works, ideas, processes, formulas, source and object codes, data, programs, other works of authorship, know-how, improvements, discoveries, developments, designs and techniques, information regarding plans for research, development, new products and service offerings, marketing and selling, business plans, budgets and unpublished financial statements, licenses, sales, pricing, profits and cost methods, distribution arrangements, suppliers and customers, marketing, customer and partner strategies, business development plans, customer, client and partner lists." ¶1.2. A true and correct copy of Sullivan's Proprietary Information Agreement is attached hereto as Exhibit A.

  10.
  By signing the Proprietary Information Agreement, Sullivan further agreed:

  When I leave the employ of the Company, I will deliver to the Company any and all drawings, notes, memoranda, specifications, devices, formulas and documents, together with any and all copies thereof, and any other material containing or disclosing any Company Inventions, Third Party Information or Proprietary Information of the Company. ¶6.

        11.   Digital Impact values and safeguards its Proprietary Information from disclosure to the general public and its competitors. Digital Impact has in place an internal password system and other safeguards that restrict access to the Company's and its clients' Proprietary Information.

        12.   Sullivan resigned from her employment with Digital Impact on February 22, 2005 to begin working for Yesmail, one of Digital Impact's direct competitors. Digital Impact is informed and believes, and thereon alleges, that HP currently splits its business between Digital Impact, and that Yesmail is actively seeking to increase its share of business from HP. In fact, Yesmail includes HP's logo on its website and specifically refers to HP as one of the "leading relationship marketers" that it serves.

        13.   Digital Impact is informed and believes, and thereon alleges, that the position that Sullivan accepted at Yesmail is Account Director for HP. Digital Impact is further informed and believes, and thereon alleges, that in her position as Account Director for HP, Sullivan is responsible for servicing and growing the HP account. Digital Impact is also informed and believes, and thereon alleges, that Sullivan is incented to grow the HP account for Yesmail because her compensation at Yesmail is based on the amount of revenue that Yesmail recognizes from the HP account.

        14.   After Sullivan's resignation on February 22, 2005, Digital Impact reviewed the e-mail that Sullivan had sent from her Digital Impact account, pursuant to the Company's standard operating procedure. At that time, Digital Impact discovered that, shortly before her resignation, Sullivan had downloaded and e-mailed a number of documents containing Digital Impact's Proprietary Information to her personal Yahoo account. These documents include, but are not limited to, a voluminous periodic review for the HP account, which details the success and failures of HP's campaigns over the previous quarter and offers strategic advice on how to improve the campaigns going forward, Digital Impact's budget for the HP account for the next fiscal year, and four strategy proposals for HP. In addition, Sullivan downloaded and transferred a list of all of Digital Impact's contacts at Microsoft, the customer to which she was assigned by Digital Impact before she was assigned to the HP account, as well as an e-mail that she had drafted for Digital Impact's Chief Executive Officer setting forth technological concerns regarding the most recent version of the Company's e-mail marketing platform, IMPACT™. Sullivan did not seek or receive permission to download Digital Impact's Proprietary Information or transfer it to her personal e-mail account.

        15.   Digital Impact is informed and believes, and thereon alleges, that Sullivan's discussions with Yesmail began sometime prior to January 6, 2005, the date on which Sullivan first notified Digital Impact that she had received an offer of employment from Yesmail. Sullivan informed Digital Impact that Yesmail's offer included higher compensation. In response, Digital Impact offered to raise Sullivan's compensation, although it did not match the compensation that Yesmail had offered. On January 10, 2005, Sullivan informed Digital Impact she would remain employed with Digital Impact. Upon information and belief, later that day, Yesmail improved the terms of its employment offer to Sullivan by offering her even more money.

        16.   Digital Impact is informed and believes, and thereon alleges, that on January 11, 2005, Sullivan met with Yesmail representatives and accepted Yesmail's offer of employment. That same day, Digital Impact offered Sullivan another moderate increase in her compensation. However, Digital Impact made clear to Sullivan that it would process her resignation and remove her access to its computer system at 5:00 p.m. that day if she had not accepted its offer by that time. Sullivan agreed to stay with Digital Impact, thus maintaining her access to Digital Impact's computer system. The Company has since discovered that, at approximately 4:40 p.m. on January 11, 2005, Sullivan started downloading Proprietary Information from the Digital Impact network relating to HP and e-mailing the information to her personal e-mail account.

        17.   Digital Impact is informed and believes, and thereon alleges, that despite her agreement to stay with Digital Impact, Sullivan continued to negotiate with Yesmail between January 12, 2005 and February 22, 2005, the date of her resignation from Digital Impact. Digital Impact has since discovered that during that period, Sullivan continued to download the Company's Proprietary Information and e-mail it to her personal e-mail account.

        18.   Sullivan does not dispute that she downloaded and transmitted the documents identified above from Digital Impact to her personal e-mail account. She also has admitted that she was planning to disclose the HP strategy proposals that she took from Digital Impact to subsequent employers to further her own career. To date, Sullivan has not returned any of the Digital Impact documents or information that she downloaded and e-mailed to her personal account.

        19.   After Sullivan resigned from Digital Impact, Digital Impact's Vice President and General Counsel contacted Sullivan and informed her that Digital Impact had learned that she had downloaded and e-mailed the Company's Proprietary Information to herself. Digital Impact's Vice President and General Counsel instructed Sullivan at that time not to destroy or delete any of this information from her home computer. Digital Impact's Vice President and General Counsel also informed Sullivan that Digital Impact was planning to file a lawsuit against her. Despite this instruction and information, Sullivan has since apprised Digital Impact that she subsequently deleted all of this information from her home computer at Yesmail's request.

        20.   On February 23, 2005, counsel for Digital Impact faxed a letter to Yesmail's President, Edward Henrich, informing him that, "The Company has recently discovered that during the final weeks of her employment with Digital Impact, when she was apparently negotiating with Yesmail to assume the position of Account Director for Hewlett-Packard ("HP"), Ms. Sullivan downloaded and e-mailed to her personal account what we believe is a significant amount of Digital Impact's highly confidential and proprietary business information, including several documents relating to Digital Impact's work with HP." Counsel for Digital Impact further stated: "Of particular concern to the Company is the fact that a number of the documents taken by Ms. Sullivan relate directly to HP, the account for which she was the Account Manager while employed by Digital Impact. It is our understanding that Ms. Sullivan's job title with Yesmail is "Account Director for HP," and that her compensation at Yesmail will be based, at least in part, on the revenue that she generates from HP. We also understand that Yesmail went to great lengths to recruit Ms. Sullivan and increased the compensation that it was offering her several times in order to convince her to leave Digital Impact and join Yesmail. Based on all of this information, Digital Impact is extremely concerned that Yesmail conspired with Ms. Sullivan to obtain Digital Impact's confidential and proprietary information relating to HP." A true and correct copy of this letter is attached hereto as Exhibit B.

        21.   Digital Impact's counsel enclosed a Declaration with the letter and asked Mr. Henrich to sign and return it by February 25, 2005 "[i]f Yesmail had no involvement in and was not aware of Ms. Sullivan's activities in apparently transferring Digital Impact's confidential and proprietary business information, and has not received any such information from Ms. Sullivan...." The Declaration is included in Exhibit B hereto. Counsel for Digital Impact also asked Mr. Henrich to "provide written assurance that Yesmail will not seek or accept any of Digital Impact's confidential or proprietary information from Ms. Sullivan or any other source." Exhibit B.

        22.   To date, Mr. Henrich has not provided the signed Declaration or any assurances. In fact, Yesmail has not provided any response to Digital Impact's letter. Indeed, Sullivan informed Digital Impact that she has begun working for Yesmail, has received confidential and proprietary information and materials from Yesmail, has commingled that information with the Digital Impact Proprietary Information she had improperly downloaded to herself, and was traveling to Vancouver, British Columbia on February 28, 2005 as part of her work assignment for Yesmail. Vancouver, British Columbia is the HP location that Sullivan worked with while employed by Digital Impact.

        23.   Digital Impact is informed and believes, and thereon alleges, that Yesmail was aware that Sullivan was contractually obligated to deliver any of Digital Impact's Proprietary Information to Digital Impact upon her resignation, and was not authorized to take any of Digital Impact's Proprietary

Information with her once her employment with Digital Impact ended. Digital Impact is informed and believes, and thereon alleges, that despite this knowledge, Yesmail did not take any affirmative steps to instruct Sullivan to not remove any of Digital Impact's Proprietary Information. Further, when Yesmail learned that Sullivan had downloaded and e-mailed to her personal account a significant amount of Digital Impact's highly confidential Proprietary Information, it instructed her to delete the evidence from her computer, contrary to the instructions of Digital Impact's Vice President and General Counsel.

        24.   Due to Sullivan's deceptive pattern of behavior, her responsibilities and compensation arrangements with Yesmail, Yesmail's vigorous efforts to convince Sullivan to leave Digital Impact and join Yesmail, Yesmail's instruction to Sullivan to delete the evidence of misappropriation from her computer, and Yesmail's failure and apparent inability to certify that it was not complicit in Sullivan's activities as set forth above, Digital Impact believes that Yesmail was involved in such activities, has received Digital Impact's Proprietary Information from Sullivan, and/or has created a substantial danger and threat of receiving Digital Impact's Proprietary Information from Sullivan.

FIRST CAUSE OF ACTION
(Breach of Contract)
(Against Sullivan)

        25.   The allegations of paragraphs 1 through 24 are realleged and incorporated herein by reference.

        26.   The Proprietary Information Agreement signed by Sullivan is a valid and enforceable contract.

        27.   Digital Impact has performed all of its covenants, conditions, promises and obligations in accordance with the terms of the Proprietary Information Agreement, except for those which have been prevented or excused as a result of the acts and omissions of Sullivan.

        28.   Sullivan breached the Proprietary Information Agreement by, among other things, failing to hold Digital Impact's Proprietary Information in the strictest confidence and failing to return such Proprietary Information to the Company at the time of the termination of her employment.

        29.   As a direct and foreseeable result of Sullivan's conduct, Digital Impact has been damaged in an amount not yet ascertained, but in any event, in excess of the jurisdictional minimum of this Court.

        30.   WHEREFORE, Digital Impact seeks relief as set forth in the prayer below.

SECOND CAUSE OF ACTION
(Trade Secret Misappropriation — Uniform Trade Secrets Act)
(Against Sullivan and Yesmail)

        31.   The allegations of paragraphs 1 through 30 are realleged and incorporated herein by reference.

        32.   The information Sullivan wrongfully downloaded from Digital Impact belonged to Digital Impact and included trade secret information not generally known and of economic value to competitors. Once a protective order is in place or agreement reached with counsel for defendants on an appropriate method and level of protection, Digital Impact will serve a C.C.P. section 2019(d) statement describing with particularity the trade secrets at issue.

        33.   Sullivan acquired Digital Impact trade secrets through improper means by wrongfully downloading the information from Digital Impact to her personal e-mail account. Sullivan remained in unlawful possession of Digital Impact trade secrets by retaining such information.

        34.   Sullivan engaged in actual misappropriation of Digital Impact trade secrets by, at a minimum, acquiring the trade secrets unlawfully and also by using the information to make plans and strategies for pursuing the HP account as a Yesmail employee.

        35.   Yesmail engaged in actual misappropriation of Digital Impact trade secrets by, at a minimum, inducing Sullivan to misappropriate them for Yesmail's benefit and permitting Sullivan to continue making use of them for Yesmail's benefit despite Digital Impact's request that Yesmail not do so.

        36.   Sullivan's continued possession of wrongfully acquired Digital Impact trade secrets, coupled with her dishonesty regarding the contents of the information she downloaded and her conspiracy with Yesmail to use the trade secrets, constitutes a threatened misappropriation under the California UTSA. Yesmail's failure to stop its employee from using Digital Impact's trade secrets constitutes a threatened misappropriation under the California UTSA.

        37.   Digital Impact is entitled to a preliminary and permanent injunction against any use by Sullivan and Yesmail of any Digital Impact trade secrets, a preliminary and permanent injunction requiring the return of all copies of the Digital Impact trade secrets, and damages for any unjust enrichment Sullivan and/or Yesmail obtained from use of the Digital Impact trade secrets.

        38.   WHEREFORE, Digital Impact seeks relief as set forth in the prayer below.

THIRD CAUSE OF ACTION
(Tortious Interference with Prospective Economic Advantage)
(Against Yesmail)

        39.   The allegations of paragraphs 1 through 38 are realleged and incorporated herein by reference.

        40.   Digital Impact had an economic relationship with its employee, Sullivan, and a probability of future economic benefit through a continued economic relationship. Yesmail knew of Digital Impact's relationship with Sullivan.

        41.   Yesmail intentionally acted to disrupt that relationship by inducing Sullivan to misappropriate Digital Impact trade secrets for Yesmail's benefit. Digital Impact's relationship with Sullivan was actually disrupted because Sullivan resigned, wrongfully obtained Digital Impact trade secrets, and went to work for Yesmail.

        42.   Digital Impact suffered economic harm proximately caused by Yesmail's tortious interference at an amount to be determined at trial.

        43.   WHEREFORE, Digital Impact seeks relief as set forth in the prayer below.

FOURTH CAUSE OF ACTION
(Violation of California Unfair Competition Act,
Business and Professions Code Section 17200, et seq.)
(Against Sullivan and Yesmail)

        44.   The allegations of paragraphs 1 through 43 are realleged and incorporated herein by reference.

        45.   The acts complained of herein constitute unlawful, unfair and fraudulent business acts or practices within the meaning of Section 17200, et seq. of the California Business and Professions Code.

        46.   In addition, the acts complained of herein significantly threaten or harm competition. Among other things, these acts were undertaken with the intention of harming competition, as well as Digital

Impact's position in the online direct marketing business. The actions of Sullivan and Yesmail were unlawful, unfair, fraudulent and likely to deceive and damage the public.

        47.   As a direct result of the unfair business practices alleged herein, Sullivan and Yesmail have been unjustly enriched in an amount not yet ascertained, but in excess of the jurisdictional limits of this Court. Digital Impact is entitled to an accounting and restitution from Sullivan and Yesmail in an amount to be determined at trial. Digital Impact also seeks disgorgement of all wrongfully obtained consideration, as well as its attorneys' fees and costs.

        48.   As a direct and proximate result of Sullivan's and Yesmail's violations of California Business and Professions Code Section 17200, et seq., Digital Impact has suffered and will continue to suffer irreparable harm, including, but not limited to, harm to its business reputation and goodwill, for which Digital Impact has no adequate remedy at law. Sullivan and Yesmail threaten to commit further violations, and unless restrained and enjoined, will do so. Digital Impact's remedy at law is not by itself adequate to compensate Digital Impact for the harm inflicted and threatened by Sullivan and Yesmail. Digital Impact is therefore entitled to injunctive relief to prevent Sullivan and Yesmail from engaging in further unlawful acts.

        49.   WHEREFORE, Digital Impact seeks relief as set forth in the prayer below.

PRAYER FOR RELIEF

        1.     For a preliminary and permanent injunction, as follows: (a) requiring Sullivan and Yesmail to return all of Digital Impact's property, including any and all documents and information that she downloaded and transmitted to her personal e-mail account, all Proprietary Information belonging to Digital Impact as that term is defined in the Proprietary Information Agreement, and all documents and information that she received or obtained by virtue of or in connection with her employment with Digital Impact, including all copies and records thereof; and (b) enjoining Sullivan and Yesmail from using, disclosing, attempting to use or attempting to disclose any of Digital Impact's Proprietary Information as that term is defined in the Proprietary Information Agreement;

        2.     For compensatory damages according to proof;

        3.     For an accounting and restitution;

        4.     For disgorgement of any consideration that Sullivan or Yesmail received through unlawful, unfair or fraudulent business acts;

        5.     For exemplary and punitive damages;

        6.     For pre-judgment interest in an amount to be determined at trial;

        7.     For costs of suit, including reasonable attorneys' fees; and

        8.     For such other and further relief as the Court deems just and proper.

        Digital Impact hereby demands a jury trial.

Dated: March 1, 2005	WILSON SONSINI GOODRICH & ROSATI Professional Corporation
	By:	/s/ Marina C. Tsatalis Marina C. Tsatalis
Attorneys for Plaintiff DIGITAL IMPACT, INC.

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Exhibit (a)(2)